UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

July 15, 2020

ENGLISH TRANSLATION OF RESPONSE FILED BY AVIANCA HOLDINGS TO

REQUEST FOR INFORMATION RECEIVED FROM THE FINANCIAL

SUPERINTENDENCY OF COLOMBIA (“SFC”)

On July 15, 2020, Avianca Holdings S.A. (the “Company” or “Avianca”) filed certain information with the Colombian Stock Exchange in response to a request for information submitted by the SFC. A translation of such response is attached as Exhibit 99.1 to this report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2020

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary

Exhibit Index

Exhibit No.	Description

99.1	Response dated July 15, 2020 to SFC information request

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